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SCHEDULE 13G
Under the Securities Exchange Act of 1934

(Amendment No. 6)

PrivateBancorp, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
742962103
(CUSIP Number)
December 31, 2005
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	742962103

1. Name of Reporting Persons S.S. OR I.R.S. Identification No. of above persons
Ralph B. Mandell

2. Check the Appropriate Box if a Member of a Group
(a)	☐
(b)	☐

3. SEC Use Only

4. Citizenship or Place of Organization
U.S. Citizen
Number of Shares Bene- ficially Owned by Each Reporting Person With:	5. Sole Voting Power	1,057,255

	6. Shared Voting Power	16,766

	7. Sole Dispositive Power	1,057,255

	8. Shared Dispositive Power	16,766

9. Aggregate Amount Beneficially Owned by Each Reporting Person
1,074,021
10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11. Percent of Class Represented by Amount in Row (9)
5.1%
12. Type of Reporting Person (See Instructions)
IN

CUSIP No.	742962103

Item 1.

(a)	Name of Issuer:

          PrivateBancorp, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

   Ten North Dearborn, Chicago, Illinois 60602

Item 2.

(a)	Name of Person Filing:

   Ralph B. Mandell

(b)	Address of Principal Business Office or, if None, Residence:

   Ten North Dearborn, Chicago, Illinois 60602

(c)	Citizenship:

   U.S. Citizen

(d)	Title of Class of Securities:

   Common Stock

(e)	CUSIP Number:

   742962103

Item 3.	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act;

(e)	☐ Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No.	742962103

Item 4.	Ownership.

(a)	Amount beneficially owned:

  1,074,021*

(b)	Percent of class:

  5.1%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or direct the vote: 1,057,255

(ii)	Shared power to vote or direct the vote: 16,766

(iii)	Sole power to dispose or to direct the disposition of: 1,057,255

(iv)	Shared power to dispose or to direct the disposition of: 16,766

* The amount beneficially owned by Mr. Mandell includes (i) 14,000 shares subject to stock options that are currently exercisable or exercisable within 60 days from December 31, 2005, (ii) 16,766 shares allocated to his account pursuant to the PrivateBancorp, Inc. Savings and Retirement Plan as of December 31, 2005, of which there is shared voting power with the plan trustees, and (iii) 69,000 shares held by Mr. Mandell’s spouse.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.    Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participation in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2006	/s/ Ralph B. Mandell Ralph B. Mandell